

PRESS RELEASE

Crescent Point Announces Q1 2020 Results

May 6, 2020 Calgary, AB

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2020.

KEY HIGHLIGHTS

- Successfully closed the sale of certain gas infrastructure assets for $500 million.
- Delivered $50 million of permanent operating expense savings, as previously announced.
- Recently announced $75 million reduction to capital budget with no associated impact to production.
- Took decisive actions to revise 2020 capital expenditures and voluntarily shut-in production, preserving long-term value.
- Reduced net debt by $437 million in first quarter.
- Strong operational execution, which has continued despite a modified work environment due to COVID-19 pandemic.

“Over the past two years, our team has worked diligently to reposition the Company”, said Craig Bryksa, President and CEO of Crescent Point. “Our efforts have centered on enhancing our long-term sustainability, including strengthening our balance sheet and lowering our cost structure. During this period of uncertainty and volatility, we have and will continue to prioritize the safety of our employees and the communities in which we operate, and continue to protect our financial flexibility while remaining focused on returns, capital discipline and realizing additional cost savings.”

FINANCIAL HIGHLIGHTS

- Adjusted funds flow totaled $309.5 million during first quarter 2020, or $0.59 per share diluted, driven by a strong operating netback of $22.41 per boe.
- For the quarter ended March 31, 2020, Crescent Point's development capital expenditures totaled $320.1 million. The Company's first quarter capital expenditures represent close to half of its revised annual budget. As a result of the recent shift in its capital program, Crescent Point expects to incur its remaining capital expenditures primarily during fourth quarter 2020. The majority of this capital is discretionary and will depend on commodity prices, providing additional flexibility.
- Net debt as at March 31, 2020 equated to approximately $2.3 billion, and reflects $437.4 million of net debt reduction in the quarter. Cash and unutilized credit capacity was approximately $2.5 billion as at March 31, 2020. The Company has no material near-term senior note debt maturities and its credit facilities are not due for renewal until October 2023.
- During the quarter, the Company repaid a senior note maturity of $158.3 million. Crescent Point does not have any other senior note maturities until second quarter 2021 of approximately $185 million.
- As part of its risk management program to protect against commodity price volatility, the Company has currently hedged, on average, over 65 percent of its oil and liquids production, net of royalty interest, through the remainder of 2020. Management will remain disciplined in its approach to layering on additional hedges, in the context of commodity prices, to further protect its funds flow.
- Due to a significant decrease in the independent engineers' price forecast resulting from current concerns over global demand and supply for oil, Crescent Point incurred a non-cash impairment charge of $3.56 billion ($2.65 billion after-tax), driving a net loss of $2.32 billion for the quarter ended March 31, 2020. This impairment charge does not impact the Company's adjusted funds flow or its credit capacity, and is reversible in future periods should there be indications of change in value, including higher forecast commodity prices.
- Subsequent to first quarter, the Company declared a quarterly cash dividend of $0.0025 per share payable on July 2, 2020.

OPERATIONAL HIGHLIGHTS

- The Company's average production in first quarter 2020 was 141,330 boe/d, comprised of over 90 percent oil and liquids.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

- Crescent Point continued to realize internal efficiencies and operational outperformance during the quarter, allowing it to reduce its budgeted capital expenditures and operating expenses for 2020, as previously announced. The Company reduced its annual capital expenditures guidance by approximately $75 million with no associated impact to production. Crescent Point is also forecasting lower annual operating expenses, including $50 million of sustainable savings. Since the beginning of 2019, the Company has now permanently removed approximately $120 million, or over 15 percent, of its annual operating expenses.

- As previously announced on April 20, 2020, Crescent Point elected to shut-in approximately 25,000 boe/d of production. The majority of this shut-in production is outside of the Company's key focus areas and carries costs above the corporate average.

OUTLOOK

Year-to-date, Crescent Point has made significant revisions to its operations and capital program. The Company took early and decisive actions to respond to the current commodity price environment to preserve the long-term value of its assets. The Company has also realized additional efficiencies across the organization, including lowering its capital costs and operating and general and administrative expenses.

Crescent Point will remain flexible in its operations and remaining capital program, and will continue to focus on returns and balance sheet strength. Management will continue to work on realizing additional savings throughout the year and intends to align cash outflows, including capital expenditures, with inflows in order to protect its financial liquidity.

The Company expects to restore production from shut-in wells, with minimal impact to long-term production, when warranted. Management continues to evaluate the commodity price environment, including market access constraints and the potential for involuntary shut-ins.

Crescent Point remains committed and focused on its Environmental, Social and Governance ("ESG") practices. The Company's strong safety culture was evident during first quarter, including through the adoption of heightened safety protocols as a result of the COVID-19 pandemic. Crescent Point instituted physical distancing protocols within its field operations, advanced digital technology throughout the organization and adopted work from home policy for employees whose work can be performed remotely. The Company expects to release its second annual sustainability report during second quarter 2020, which will further highlight the Company's progress over the past year.

Crescent Point is on track with its 2020 budget, with expected annual average production of 110,000 to 114,000 boe/d, which assumes shut-in production remains off line for the remainder of the year, and planned development capital expenditures of $650 to $700 million.

ANNUAL GENERAL MEETING

Crescent Point's 2020 Annual General Meeting ("AGM") will be held on May 14, 2020. The Company is proceeding with the AGM solely by virtual means as previously announced. For more information, please review the press release dated April 21, 2020.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Wednesday, May 6, 2020 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's home page.

Participants can listen to this event online. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's website. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2020 GUIDANCE

The Company's guidance for 2020 is as follows:

Total annual average production (boe/d)	110,000 - 114,000
% Oil and NGLs	90%
Development capital expenditures ($ millions) [1]	$650 to $700
Drilling and development (%)	91%
Facilities and seismic (%)	9%

(1) Development capital expenditures excludes approximately $80 million of capitalized G&A, land acquisitions, capital leases and reclamation activities.

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended March 31, 2020, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(Cdn$ millions except per share and per boe amounts)	Three months ended March 31 2020	2019
Financial		
Cash flow from operating activities	329.3	416.8
Adjusted funds flow from operations [(1)]	309.5	514.0
Per share [(1)] [(2)]	0.59	0.93
Net income (loss)	(2,324.1)	1.9
Per share [(2)]	(4.40)	-
Adjusted net earnings from operations [(1)]	48.7	158.3
Per share [(1)] [(2)]	0.09	0.29
Dividends declared	5.3	5.6
Per share [(2)]	0.01	0.01
Net debt [(1)]	2,327.9	3,905.5
Net debt to adjusted funds flow from operations [(1)] [(3)]	1.4	2.1
Weighted average shares outstanding		
Basic	528.3	550.3
Diluted	528.3	550.3
Operating		
Average daily production		
Crude oil (bbls/d)	111,928	139,911
NGLs (bbls/d)	17,493	20,097
Natural gas (mcf/d)	71,451	95,679
Total (boe/d)	141,330	175,955
Average selling prices [(4)]		
Crude oil ($/bbl)	49.21	64.65
NGLs ($/bbl)	17.28	25.58
Natural gas ($/mcf)	3.03	3.72
Total ($/boe)	42.64	56.35
Netback ($/boe)		
Oil and gas sales	42.64	56.35
Royalties	(5.68)	(7.53)
Operating expenses	(12.31)	(12.77)
Transportation expenses	(2.24)	(2.10)
Operating netback [(1)]	22.41	33.95
Realized gain (loss) on derivatives	4.38	0.73
Other [(5)]	(2.73)	(2.22)
Adjusted funds flow from operations netback [(1)]	24.06	32.46
Capital Expenditures		
Capital dispositions, net [(6)]	(505.5)	(2.8)
Development capital expenditures		
Drilling and development	293.6	359.6
Facilities and seismic	26.5	20.6
Total	320.1	380.2
Land expenditures	0.8	4.0

(1)   Adjusted funds flow from operations, adjusted funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, net debt, net debt to adjusted funds flow from operations, operating netback and adjusted funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(2)   The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.

(3)   Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.

(4)   The average selling prices reported are before realized derivatives and transportation.

(5)   Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

(6)   Capital dispositions, net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "adjusted funds flow from operations", "funds flow", "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "net debt", "net debt to adjusted funds flow from operations", "netback", "operating netback" and "adjusted funds flow from operations netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow and funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Adjusted funds flow from operations per share - diluted is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended March 31	
($ millions)	**2020**	2019
Cash flow from operating activities	**329.3**	416.8
Changes in non-cash working capital	**(33.1)**	91.0
Transaction costs	**4.7**	0.9
Decommissioning expenditures	**8.6**	5.3
Adjusted funds flow from operations	**309.5**	514.0

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31	
($ millions)	**2020**	2019
Net income (loss)	**(2,324.1)**	1.9
Amortization of E&E undeveloped land	**21.7**	38.3
Impairment	**3,557.8**	8.5
Unrealized derivative (gains) losses	**(418.5)**	270.4
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	**135.9**	(96.7)
Unrealized loss on long-term investments	**5.5**	0.5
Gain on capital dispositions	**(307.5)**	(5.3)
Deferred tax relating to adjustments	**(622.1)**	(59.3)
Adjusted net earnings from operations	**48.7**	158.3

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2020	March 31, 2019
Long-term debt [(1)]	2,539.2	4,142.6
Accounts payable and accrued liabilities	418.2	600.5
Long-term compensation liability [(2)]	2.4	4.9
Cash	(19.6)	(25.8)
Accounts receivable	(196.7)	(421.6)
Prepaids and deposits	(12.6)	(10.0)
Long-term investments	(1.2)	(8.2)
Excludes:		
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(401.8)	(376.9)
Net debt	2,327.9	3,905.5

(1) Includes current portion of long-term debt.
(2) Includes current portion of long-term compensation liability.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Cash flow netback is equivalent to adjusted funds flow from operations netback. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Netback calculations are shown in the Financial and Operating Highlights section in this press release.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the expectation that additional capital and operating efficiencies will be achieved during 2020; the expected impact of recent actions on long-term value; the expected lack of impact of the recently announced $75 million reduction to capital budget on production; the Company's priorities during this period of increased volatility; the Company's plans to continue to prioritize the safety of its employees and the communities in which it operates; Crescent Point's expectation that it will incur its remaining capital expenditures primarily during fourth quarter, the discretionary nature of these expenditures and the Company's ability to adjust spending based on commodity prices; management's plan to remain disciplined in its approach to hedging; the potential reversal of impairment charges in future periods; the Company's 2020 annual capital expenditures guidance; the Company's forecast for lower annual operating expenses, including sustainable savings; Crescent Point's plans to remain flexible in its operations and remaining capital program and its plans to continue to focus on returns, its balance sheet and protecting the long-term value of its assets;

management's plans to continue to work to realize additional savings and its intent to align cash outflows with inflows; the Company's plans to restore production from its shut-in wells; Crescent Point plans to continue to evaluate the commodity price environment; Crescent Point's plans to release its second annual sustainability report during second quarter 2020; the Corporation's 2020 annual average production and development capital expenditures guidance; and the timing of the Corporation's AGM and its plan to hold a fully virtual meeting.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material assumptions and risks discussed in the Company's Annual Information Form for the year ended December 31, 2019 under "Risk Factors", our Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended March 31, 2020 under "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policies", "Risk Factors" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies", and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended March 31, 2020 under the headings "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policies" and "Outlook". The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.